UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioFuel Energy Corp.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
09064Y109
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS
	Saracen LLC 72-1580160

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS
	Saracen Energy Advisors LP 20-2220812

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS
	Saracen Energy Offshore Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS
	Neil E. Kelley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G/A
This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed as an amendment to the initial statement on Schedule 13G relating to shares of common stock, par value $0.01 per share (the “Common Stock”) of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission on February 25, 2008 (the “Original 13G”).
This Amendment is filed on behalf of Saracen LLC, a Texas limited liability company (“Saracen LLC”), Saracen Energy Advisors LP, a Texas limited partnership (“Saracen Energy Advisors”), Saracen Energy Offshore Ltd., a Cayman Island exempted company (the “Offshore Fund”), and Neil E. Kelley (the “Principal”). Saracen LLC is controlled by the Principal and acts as the general partner of Saracen Energy Advisors, which is the investment manager for the Offshore Fund. Saracen LLC, together with Saracen Energy Advisors, the Offshore Fund and the Principal are referred to herein as the “Reporting Persons.” This Amendment is being filed to report that all shares of the Common Stock of the Issuer held by the Reporting Persons were sold in April, 2009.

Item 2(a)	Name of Person Filing.
Item 2(a) of the Original 13G is hereby amended and restated to read as follows:
(1)	Saracen LLC

(2)	Saracen Energy Advisors LP

(3)	Saracen Energy Offshore Ltd.

(4)	Neil E. Kelley

Item 2(c)	Citizenship or Place of Organization.
Item 2(c) of the Original 13G is hereby amended and restated to read as follows:
(1)	Saracen LLC is a Texas limited liability company.

(2)	Saracen Energy Advisors LP is a Texas limited partnership.

(3)	Saracen Energy Offshore Ltd. is a Cayman Islands exempted company.

(4)	Neil E. Kelley is a U.S. citizen.

Item 4	Ownership.
Item 4 of the Original 13G is hereby amended and restated to read as follows:
(a)	Saracen LLC, Saracen Energy Advisors, Saracen Energy Offshore and Neil E. Kelley may be deemed the beneficial owners of 0 shares of Common Stock of the Issuer.

(b)	Saracen LLC, Saracen Energy Advisors, Saracen Energy Offshore and Neil E. Kelley may be deemed the beneficial owners of 0.0 % of the outstanding shares of Common Stock of the Issuer.

(c)	Saracen LLC, Saracen Energy Advisors, Saracen Energy Offshore and Neil E. Kelley do not have sole or shared power to vote or dispose of any shares of Common Stock of the Issuer.

Item 5	Ownership of Five Percent or Less of a Class.
Item 5 of the Original 13G is hereby amended and restated to read as follows:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of equity securities, check the following: ☑ .

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 26, 2009

SARACEN LLC
By:	/s/ Neil E. Kelley
	Name:	Neil E. Kelley
	Title:	Manager

SARACEN ENERGY ADVISORS LP
By:	Saracen LLC
its general partner

By:	/s/ Neil E. Kelley
	Name:	Neil E. Kelley
	Title:	Manager

SARACEN ENERGY OFFSHORE LTD.
By:	Saracen LLC
Director

By:	/s/ Neil E. Kelley
	Name:	Neil E. Kelley
	Title:	Manager

/s/ Neil E. Kelley
Neil E. Kelley

EXHIBIT 2
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of BioFuel Energy Corp, a Delaware Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 26, 2009.

SARACEN LLC
By:	/s/ Neil E. Kelley
	Name:	Neil E. Kelley
	Title:	Manager

SARACEN ENERGY ADVISORS LP
By:	Saracen LLC
its general partner

By:	/s/ Neil E. Kelley
	Name:	Neil E. Kelley
	Title:	Manager

SARACEN ENERGY OFFSHORE LTD.
By:	Saracen LLC
Director

By:	/s/ Neil E. Kelley
	Name:	Neil E. Kelley
	Title:	Manager

/s/ Neil E. Kelley
Neil E. Kelley